

Petroleum Development Corporation

C.K. Cooper & Company
3rd Annual
Small-Cap Oil & Gas Conference
Palm Desert, CA

February 22 & 23, 2007

NASDAQ GSM:PETD

Presenters

▸ Thomas Riley, P.E., President

▸ Rick McCullough, Chief Financial Officer and Treasurer



Forward-Looking Statements

This information contains predictions, estimates and other forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Although the Company believes that its expectations are based on reasonable assumptions, it can give no assurance that its goals will be achieved. Important factors that could cause actual results to differ materially from those included in the forward-looking statements include the timing and extent of changes in commodity prices for oil and gas, the need to develop and replace reserves, environmental risks, drilling and operating risks, risks related to exploration and development, uncertainties about the estimates of reserves, competition, government regulation and the ability of the Company to meet its stated business goals.

Contact Information:

Investor Relations
Petroleum Development Corporation
120 Genesis Blvd.
PO Box 26
Bridgeport, West Virginia 26330
Phone: 304.842.6256
Fax: 304.842.0913
www.petd.com



What we are going to talk about

▸ History and Overview

▸ 2006 and 2007 Operating Overview

▸ 2007 Drilling, Production & Reserves

▸ 2006 and 2007 Financial Guidance



Core Operating Areas



Rocky Mountains

2006 Proved Reserves: 301 Bcfe
2006 Production: 14.1 Bcfe
2007 Production: 24 Bcfe*

*Estimated

Michigan Basin

2006 Proved Reserves: 19.6 Bcfe
2006 Production: 1.6 Bcfe
2007 Production: 1.8 Bcfe*

*Estimated

Appalachian Basin

2006 Proved Reserves: 35.1 Bcfe
2006 Production: 1.4 Bcfe
2007 Production: 2.6 Bcfe*

*Estimated



Factors Contributing to Success

▶ Consistent, scaleable results

▶ Lower risk projects

▶ Diversification - with focus areas

▶ Quality workforce and operations

▶ Flexibility to pursue options

- Development
- Acquisitions
- Exploration



Increasing Production



This presentation contains predictions, estimates and other forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Actual results may differ. See slide 4. Statements of proved reserves used herein are only estimates and may be imprecise. Proved reserves provided in this presentation regarding 2006 are estimates and may differ from those filed in the future by the Company in its filings with the United States Securities and Exchange Commission for similar periods. Other reserve estimates not identified as proved may contain other categories of reserves that the SEC's guidelines strictly prohibit PDC from including in filings with the SEC.

Increasing Proved Reserves





This presentation contains predictions, estimates and other forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Actual results may differ. See slide 4. Statements of proved reserves used herein are only estimates and may be imprecise. Proved reserves provided in this presentation regarding 2006 are estimates and may differ from those filed in the future by the Company in its filings with the United States Securities and Exchange Commission for similar periods. Other reserve estimates not identified as proved may contain other categories of reserves that the SEC's guidelines strictly prohibit PDC from including in filings with the SEC.

5-year Stock Performance





This presentation contains predictions, estimates and other forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Actual results may differ. See slide 4. Statements of proved reserves used herein are only estimates and may be imprecise. Proved reserves provided in this presentation regarding 2006 are estimates and may differ from those filed in the future by the Company in its filings with the United States Securities and Exchange Commission for similar periods. Other reserve estimates not identified as proved may contain other categories of reserves that the SEC's guidelines strictly prohibit PDC from including in filings with the SEC.

Over the past ten years:

▶ Over twenty-five percent compounded annual growth in production

▶ Over twenty percent average annual growth in proven reserves

▶ Over ten consecutive years, of positive earnings

▶ Over twenty-five percent compounded annual growth in stock price



This presentation contains predictions, estimates and other forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Actual results may differ. See slide 4. Statements of proved reserves used herein are only estimates and may be imprecise. Proved reserves provided in this presentation regarding 2006 are estimates and may differ from those filed in the future by the Company in its filings with the United States Securities and Exchange Commission for similar periods. Other reserve estimates not identified as proved may contain other categories of reserves that the SEC's guidelines strictly prohibit PDC from including in filings with the SEC.